Exhibit 99.299

Nextech AR Solutions Corp. Reports Strong

Fourth Quarter 2020 Results

VANCOUVER, B.C., Canada – April 15th, 2021 – Nextech AR Solutions Corp. (“NexTech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29) announces its financial and operating results for the fourth quarter and year ended December 31, 2020. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the year ended December 31, 2020. NexTech’s audited financial statements for the year ended December 31, 2020 and notes thereto (the “financial statements”), and the MD&A are available on our website at www.nextechar.com and are filed on SEDAR at www.sedar.com. All figures are prepared in accordance with International Financial Reporting Standards (IFRS) unless otherwise indicated.

Financial & Operational highlights:

Fourth quarter 2020 performance included the following financial achievements:

●	Revenue for the twelve months ended December 31, 2020 was $17.8 million an increase of 197% compared to the four and seven months ended in 2019.
●	Gross profit for the twelve months ended December 31, 2020 was $9.8 million an increase of 323% compared to the four and seven months ended in 2019.
●	Working capital as at December 31, 2020 was $13.6 million, an increase of $ 307% compared to December 31, 2019.

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Evan Gappelberg, CEO of NexTech comments “NexTech’s fourth quarter growth was fueled by a combination of extraordinarily strong demand and innovation across our diverse augmented reality businesses that we operate.”

Conference Call Information

A conference call to discuss NexTech’s fourth quarter and year end 2020 results will be held today, April 15, 2021 at 2:30 pm PT / 5:30 pm ET. To participate, please refer to the follow:

●	Bridge Name: NexTech AR Solutions
●	Conference ID: 6185913
●	Dial in: +(647) 788-4901

●	Toll-Free + (877) 201-0168
●	Webcast Link: Nextech AR Q4 and Full Year 2020 Earnings Call

About NexTech AR

NexTech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

NexTech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website.

For further information, please contact:

Shauna Mason

Shauna.Mason@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company LiveStreaming its CEO are subject to known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.